UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

Date of Report (Date of earliest event reported): April 19, 2024

EAST BAY PERMANENT REAL ESTATE COOPERATIVE, INC.

(Exact name of issuer as specified in its charter)

California	82-1240282
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

1428 Franklin St, Oakland CA	94612
(Full mailing address of principal executive offices)	(ZIP Code)

(650) 743-6974

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Investor Owner Shares

Item 3. Material Modifications to Rights of Securityholders

Adoption of Redemption Policy

On April 19, 2024, East Bay Permanent Real Estate Cooperative, Inc. (the “Cooperative”) finalized a Redemption Policy for Investor Owner Shares. The Redemption Policy is attached to this filing as Exhibit 3(b).

Exhibits

3(b)**	EB PREC Investor Owner Redemption Policy

** Filed herewith

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section titled “Risk Factors” in the Company’s Offering Statement, as amended, on Form 1-A POS dated August 26, 2022, filed with the SEC, as such factors may be updated from time to time in the Company’s subsequent filings with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in the Company’s filings with the SEC. The Company undertakes no obligation to update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EAST BAY PERMANENT REAL ESTATE COOPERATIVE, INC.

By:	/s/ Ojan Mobedshahi
Ojan Mobedshahi
Principal Financial and Accounting Officer

Date: April 24, 2024